SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Announcement  |  Lisbon  |  9 May 2014

Change in the composition of interest

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of a partial change in the composition of the qualified holding held by RS Holding, SGPS, S.A. (“RS Holding”).

This change resulted from the exercise of a disposal right, on an over-the counter transaction, on 2 May 2014, over 10,000,000 ordinary shares representing 1.12% of PT’s share capital and corresponding voting rights, which were held by Nivalis Holdings B.V. (“Nivalis”). The disposal right was exercised by a financial institution to whom Nivalis had attributed such right. In return, Nivalis was given the right of restitution of an amount of shares equivalent to the number of shares disposed of with the exercise of the disposal right, all under the terms set forth by the parties in the guarantee agreements executed by them.

As a result, the qualified holding which was previously directly held by Nivalis, corresponding to 90,099,969 ordinary shares representing 10.05% of PT’s share capital and corresponding voting rights, is now held as follows:

a)             80,099,969 ordinary shares, representing 8.93% of the share capital and corresponding voting rights in PT, are attributed to Nivalis under the terms of the introductory part of paragraph 1 of article 20 of the Portuguese Securities Code;

b)             10,000,000 ordinary shares, representing 1.12% of the share capital and corresponding voting rights in PT, are attributed to Nivalis under the terms of paragraph 1/e) of article 20 of the Portuguese Securities Code.

PT was also informed that Nivalis’ holding is also attributed to Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”), who are shareholders of Nivalis holding 62.55% and 37.45% of the voting rights in such company, respectively. Additionally, Ongoing is the majority shareholder of Insight and RS Holding is the majority shareholder of Ongoing. Moreover, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos Almeida Vasconcellos is a director of Insight, Ongoing and RS Holding, and holds 11,190 ordinary shares representing 0.001% of PT’s share capital and corresponding voting rights.

Therefore, the qualified holding in PT attributed to RS Holding corresponds to 90,111,159 ordinary shares representing 10.05% of PT’s share capital and corresponding voting rights.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from RS Holding, with registered office at Rua Victor Cordon, no. 19, 1220-482 Lisboa, Portugal.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.